SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces 2Q17 results

São Paulo, August 14, 2017 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 2Q17 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2016.

SBSP3: R$ 32.24/share SBS: US$ 10.06 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 22.0 billion Closing quote: 08/14/2017

1.    Financial highlights

									R$ million
		2Q17	2Q16	Chg. (R$)%		1H17	1H16	Chg. (R$)%
	Gross operating revenue	2,901.6	2,723.4	178.2	6.5	5,930.9	5,294.1	636.8	12.0
	Construction revenue	779.4	897.2	(117.8)	(13.1)	1,502.4	1,522.4	(20.0)	(1.3)
	COFINS and PASEP taxes	(186.4)	(182.0)	(4.4)	2.4	(379.8)	(350.1)	(29.7)	8.5
(=)	Net operating revenue	3,494.6	3,438.6	56.0	1.6	7,053.5	6,466.4	587.1	9.1
	Costs and expenses	(1,984.6)	(1,738.0)	(246.6)	14.2	(3,816.6)	(3,532.3)	(284.3)	8.0
	Construction costs	(764.2)	(877.4)	113.2	(12.9)	(1,471.4)	(1,489.8)	18.4	(1.2)
	Equity result	1.6	(0.3)	1.9	(633.3)	3.5	1.8	1.7	94.4
	Other operating revenue (expenses), net	12.5	16.2	(3.7)	(22.8)	23.0	21.6	1.4	6.5
(=)	Earnings before financial result, income tax and social contribution	759.9	839.1	(79.2)	(9.4)	1,792.0	1,467.7	324.3	22.1
	Financial result	(281.2)	372.7	(653.9)	(175.4)	(277.4)	712.9	(990.3)	(138.9)
(=)	Earnings before income tax and social contribution	478.7	1,211.8	(733.1)	(60.5)	1,514.6	2,180.6	(666.0)	(30.5)
	Income tax and social contribution	(146.9)	(414.3)	267.4	(64.5)	(508.4)	(754.3)	245.9	(32.6)
(=)	Net income	331.8	797.5	(465.7)	(58.4)	1,006.2	1,426.3	(420.1)	(29.5)
	Earnings per share* (R$)	0.49	1.17			1.47	2.09
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

									R$ million
		2Q17	2Q16	Chg. (R$)%		1H17	1H16	Chg. (R$)%
	Net income	331.8	797.5	(465.7)	(58.4)	1,006.2	1,426.3	(420.1)	(29.5)
	Income tax and social contribution	146.9	414.3	(267.4)	(64.5)	508.4	754.3	(245.9)	(32.6)
	Financial result	281.2	(372.7)	653.9	(175.4)	277.4	(712.9)	990.3	(138.9)
	Other operating revenues (expenses), net	(12.5)	(16.2)	3.7	(22.8)	(23.0)	(21.6)	(1.4)	6.5
(=)	Adjusted EBIT*	747.4	822.9	(75.5)	(9.2)	1,769.0	1,446.1	322.9	22.3
	Depreciation and amortization	318.0	294.2	23.8	8.1	650.0	578.8	71.2	12.3
(=)	Adjusted EBITDA **	1,065.4	1,117.1	(51.7)	(4.6)	2,419.0	2,024.9	394.1	19.5
	(%) Adjusted EBITDA margin	30.5	32.5			34.3	31.3

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2QT17, net operating revenue, including construction revenue, reached R$ 3,494.6 million; a 1.6% increase compared to the same period in 2016.

Costs and expenses, including construction costs, totaled R$ 2,748.8 million, 5.1% higher than in 2Q16.

Adjusted EBIT, in the amount of R$ 747.4 million, decreased 9.2% from R$ 822.9 million recorded in 2Q16.

Adjusted EBITDA, in the amount of R$ 1,065.4 million, decreased 4.6% from R$ 1,117.1 million recorded in 2Q16. (R$ 4,965.5 million in the last twelve months).

The adjusted EBITDA margin was 30.5% in 2Q17 against 32.5% in 2Q16 (33.8% in the last twelve months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 38.7% in 2Q17 (43.1% in 2Q16 and 44.5% in the last twelve months).

In 2Q17 the Company recorded a net income of R$ 331.8 million, in comparison to a net income of R$ 797.5 million in 2Q16.

2. Gross operating revenue

Gross operating revenue from sanitation services, not including construction revenue, totaled R$ 2,901.6 million, an increase of R$178.2 million or 6.5%, when compared to the R$ 2,723.4 million recorded in 2Q16.

The main factors that led to this variation were:

•         Tariff increase of 8.4% since May 2016;

•         Increase of 2.7% in the Company’s total billed volume (2.9% in water and 2.4% in sewage);

•         Bonus granted in 2Q16 amounting to R$ 33.6 million, within the Water Consumption Reduction Incentive Program ended in April 2016; and

•         Lower provisioning for loss of wholesale revenue in 2Q17, in the amount of R$ 21.0 million, due to the payment received in the period.

The increase resulting from the above mentioned factors was partially offset by the suspension of the Contingency Tariff in April 2016, in the amount of R$ 64.2 million in 2Q16.

3. Construction revenue

Construction revenue decreased R$ 117.8 million or 13.1%, when compared to 2Q16. The variation was mainly due to lower investments in the municipalities served by the Company.

4. Billed volume

The following tables show the water and sewage billed volume, on quarter-on-quarter and year-to-date basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2Q17	2Q16%		2Q17	2Q16%		2Q17	2Q16%
Residential	384.8	377.5	1.9	328.2	320.0	2.6	713.0	697.5	2.2
Commercial	40.8	41.0	(0.5)	39.3	39.0	0.8	80.1	80.0	0.1
Industrial	8.0	8.0	-	9.4	9.8	(4.1)	17.4	17.8	(2.2)
Public	10.4	10.7	(2.8)	9.3	9.4	(1.1)	19.7	20.1	(2.0)
Total retail	444.0	437.2	1.6	386.2	378.2	2.1	830.2	815.4	1.8
Wholesale (3)	64.5	56.9	13.4	8.9	7.5	18.7	73.4	64.4	14.0
Total	508.5	494.1	2.9	395.1	385.7	2.4	903.6	879.8	2.7
	1H17	1H16%		1H17	1H16%		1H17	1H16%
Residential	783.7	758.0	3.4	666.3	640.4	4.0	1,450.0	1,398.4	3.7
Commercial	82.3	81.4	1.1	78.8	77.2	2.1	161.1	158.6	1.6
Industrial	15.8	15.7	0.6	18.7	19.2	(2.6)	34.5	34.9	(1.1)
Public	20.3	20.3	-	17.9	17.8	0.6	38.2	38.1	0.3
Total retail	902.1	875.4	3.1	781.7	754.6	3.6	1,683.8	1,630.0	3.3
Wholesale (3)	126.3	108.8	16.1	18.0	13.2	36.4	144.3	122.0	18.3
Total	1,028.4	984.2	4.5	799.7	767.8	4.2	1,828.1	1,752.0	4.3

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q17	2Q16%		2Q17	2Q16%		2Q17	2Q16%
Metropolitan	289.5	283.5	2.1	252.4	246.8	2.3	541.9	530.3	2.2
Regional (2)	154.5	153.7	0.5	133.8	131.4	1.8	288.3	285.1	1.1
Total retail	444.0	437.2	1.6	386.2	378.2	2.1	830.2	815.4	1.8
Wholesale (3)	64.5	56.9	13.4	8.9	7.5	18.7	73.4	64.4	14.0
Total	508.5	494.1	2.9	395.1	385.7	2.4	903.6	879.8	2.7
	1H17	1H16%		1H17	1H16%		1H17	1H16%
Metropolitan	582.3	562.5	3.5	506.3	488.3	3.7	1,088.6	1,050.8	3.6
Regional (2)	319.8	312.9	2.2	275.4	266.3	3.4	595.2	579.2	2.8
Total retail	902.1	875.4	3.1	781.7	754.6	3.6	1,683.8	1,630.0	3.3
Wholesale (3)	126.3	108.8	16.1	18.0	13.2	36.4	144.3	122.0	18.3
Total	1,028.4	984.2	4.5	799.7	767.8	4.2	1,828.1	1,752.0	4.3

  (1) Unaudited

  (2) Including coastal and interior region

  (3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative, selling and construction expenses

In 2Q17, costs, administrative, selling and construction expenses, grew 5.1% (R$ 133.4 million). Excluding construction costs, total costs and expenses increased by 14.2% (R$ 246.6 million).

As a percentage of net revenue, costs and expenses were 78.7% in 2Q17 compared to 76.1% in 2Q16.

								R$ million
	2Q17	2Q16	Chg. (R$)%		1H17	1H16	Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	716.0	621.3	94.7	15.2	1,304.5	1,195.7	108.8	9.1
General supplies	41.6	42.7	(1.1)	(2.6)	77.6	78.9	(1.3)	(1.6)
Treatment supplies	67.6	66.3	1.3	2.0	138.8	141.4	(2.6)	(1.8)
Services	349.8	316.3	33.5	10.6	632.5	598.7	33.8	5.6
Electricity	187.9	242.8	(54.9)	(22.6)	387.6	483.2	(95.6)	(19.8)
General expenses	239.6	166.7	72.9	43.7	449.5	391.3	58.2	14.9
Tax expenses	28.4	23.3	5.1	21.9	54.3	43.9	10.4	23.7
Sub-total	1,630.9	1,479.4	151.5	10.2	3,044.8	2,933.1	111.7	3.8
Depreciation and amortization	318.0	294.2	23.8	8.1	650.0	578.8	71.2	12.3
Allowance for doubtful accounts	35.7	(35.6)	71.3	(200.3)	121.8	20.4	101.4	497.1
Sub-total	353.7	258.6	95.1	36.8	771.8	599.2	172.6	28.8
Costs, administrative and selling expenses	1,984.6	1,738.0	246.6	14.2	3,816.6	3,532.3	284.3	8.0
Construction costs	764.2	877.4	(113.2)	(12.9)	1,471.4	1,489.8	(18.4)	(1.2)
Costs, adm., selling and construction expenses	2,748.8	2,615.4	133.4	5.1	5,288.0	5,022.1	265.9	5.3
% of net revenue	78.7	76.1			75.0	77.7

5.1. Salaries and payroll charges and Pension plan obligations

There was an increase of R$ 94.7 million in 2Q17, mainly due to:

•         Increase of R$ 76.0 million  in provisions for severance pay (TAC), mainly due to the higher number of retired employees  in 2Q17; and

•         Increase of R$ 20.2 million, mostly due to the 1% increase related to the Career and Salary Plan since December 2016 and the 3.71% pay rise in May 2017.

5.2. Services

Service expenses totaled R$ 349.8 million, R$ 33.5 million more  than the R$ 316.3 million recorded in 2Q16, mostly due to an increase in water and sewage connections and network maintenance services.

5.3. Electricity

Electricity expenses totaled R$ 187.9 million in 2Q17, a decrease of R$ 54.9 million or 22.6% in comparison to the R$ 242.8 million in 2Q16. The main factors that contributed to this decrease were:

•         Average reduction of 16.1% in the free market tariffs, with an 21.9% increase in consumption;

•         Average reduction of 27.7% in the grid market tariff (TUSD), with a 20.3% rise in consumption; and

•         Average reduction of 7.6% in the regulated market tariffs, with a 11.2%.decrease in consumption.

In 2Q17, the free market accounted for 35.2% of the total electricity consumed by the Company, the grid market accounted for 31.6% and the regulated market accounted for 33.2% of total consumption.

5.4. General expenses

General expenses increased R$ 72.9 million, or 43.7%, totaling R$ 239.6 million in 2Q17, versus the R$ 166.7 million recorded in 2Q16, mainly due to:

•         Increase of R$ 42.3 million in provisions for court proceedings in 2Q17; and

•         Higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 16.0 million, as a result of the increase in revenues with the municipality of São Paulo.

5.5. Depreciation and amortization

Depreciation and amortization increased R$ 23.8 million or 8.1%, reaching R$ 318.0 million in 2Q17 in comparison to the R$ 294.2 million recorded in 2Q16, largely due to the beginning of operations of intangible assets, in the amount of R$ 1.6 billion.

5.6. Allowance for doubtful accounts

Increase of R$ 71.3 million, mainly resulting from the receipt of non-recurring court-ordered debt payments from the city of Guarulhos in 2Q16, amounting to R$ 57.8 million.

6. Financial result

				R$ million
	2Q17	2Q16	Chg.	%
Financial expenses, net of income	(72.0)	(81.8)	9.8	(12.0)
Net monetary and exchange variation	(209.2)	454.5	(663.7)	(146.0)
Financial result	(281.2)	372.7	(653.9)	(175.4)

6.1. Financial income and expenses

				R$ million
	2Q17	2Q16	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(29.4)	(24.3)	(5.1)	21.0
Interest and charges on domestic loans and financing	(66.0)	(73.1)	7.1	(9.7)
Other financial expenses	(45.4)	(51.3)	5.9	(11.5)
Total financial expenses	(140.8)	(148.7)	7.9	(5.3)
Financial income	68.8	66.9	1.9	2.8
Financial expenses net of income	(72.0)	(81.8)	9.8	(12.0)

6.1.1. Financial expenses

Decrease of R$ 7.9 million, mainly due to the following events:

•         Interest and charges on international loans and financing: increase of R$ 5.1 million, mainly due to the appreciation of the dollar and the yen against the real at the end of 2Q17 (4.4% and 3.5%, respectively), versus a depreciation in 2Q16 (-9.8% and -1.4%, respectively);

•         Interest and charges on domestic loans and financing: reduction of R$ 7.1 million, mainly due to a decline in the debt balance following the partial amortizations of the 10th and 15th debenture issues in January and February 2017, respectively, and the full amortization of the 19th issue in  June 2017; and

•         Other financial expenses: reduction of R$ 5.9 million, mostly due to lower provisioning for interest on court proceedings in 2Q17.

6.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	2Q17	2Q16	Chg.	%
Monetary variation on loans and financing	(19.1)	(32.8)	13.7	(41.8)
Currency exchange variation on loans and financing	(212.1)	460.8	(672.9)	(146.0)
Other monetary variations	(7.5)	(11.4)	3.9	(34.2)
Monetary/exchange rate variation on liabilities	(238.7)	416.6	(655.3)	(157.3)
Monetary/exchange rate variation on assets	29.5	37.9	(8.4)	(22.2)
Monetary/exchange rate variation, net	(209.2)	454.5	(663.7)	(146.0)

6.2.1 Monetary and exchange rate variation on liabilities

The effect of monetary and currency variations in 2Q17 was R$ 655.3 million higher than in 2Q16, mainly due to:

•         Reduction of R$ 13.7 million in expenses with monetary variation on loans and financing, due to the lower variation in the IPCA in 2Q17 compared with 2Q16 (0.2% and 1.8%, respectively); and

•         Increase of R$ 672.9 million in exchange variation on loans and financing, as a result of the appreciation of dollar and yen against the real in 2Q17 (4.4% and 3.5%, respectively), versus a devaluation of 9.8% and 1.4%, respectively, in 2Q16.

6.2.2 Monetary and exchange rate variation on assets

Decrease of R$ 8.4 million, mainly due to the lower monetary restatement of judicial deposits in 2Q17.

7. Income tax and social contribution

Decrease of R$ 267.4 million, mainly due to the lower  taxable result reported in the period, which was mainly impacted by the appreciation of dollar and yen against the real in 2Q17, versus a devaluation in 2Q16.

8. Indicators

8.1. Operating

Operating indicators *	2Q17	2Q16%
Water connections (1)	8,749	8,527	2.6
Sewage connections (1)	7,189	6,970	3.1
Population directly served - water (2)	24.8	24.6	0.8
Population directly served - sewage (2)	21.4	21.1	1.4
Number of Employees	14,008	14,227	(1.5)
Water volume produced in the quarter (3)	687	669	2.7
Water volume produced in the semester (3)	1,387	1,336	3.8
IPM - Measured water loss (%)	31.5	30.7	2.6
IPDt (liters/connection x day)	308	287	7.3

(1)  Total connections, active and inactive, in thousand units at the end of the period

(2)  In million inhabitants, at the end of the period. Not including wholesale

(3)  In millions of cubic meters

(*)  Unaudited

8.2. Financial

Economic Variables at the close of the quarter*	2Q17	2Q16
Amplified Consumer Price Index Variation (%)	0,22	1,75
Referential Rate Variation (%)	0,1503	0,4888
Interbank Deposit Certificate (%)	10,14	14.13
US DOLAR (R$)	3.3082	3.2098
YEN (R$)	0.02944	0.03123

(*) Unaudited

9. Loans and financing

On July 13, 2017, the Company carried out its 21st Debenture Issue, totaling R$ 500.0 million, in two series, for public offering with restricted placement efforts, pursuant to CVM Instruction 476. The first series, totaling R$150.0 million, is due in three years and is remunerated by the CDI + 0.60% p.a., while the second series, totaling R$ 350.0 million, is due in five years and is remunerated by the CDI + 0.90% p.a. The proceeds of the debenture issue will be allocated to refinance financial commitments maturing in 2017 and to recompose the Company’s cash.

								R$ million
INSTITUTION	2017	2018	2019	2020	2021	2022	2023 Onwards	Total
Local currency
Caixa Econômica Federal	30.8	65.2	67.1	69.5	73.1	77.0	788.3	1,171.0
Debentures	87.1	896.7	1,014.1	423.2	199.3	178.7	255.7	3,054.8
BNDES	44.0	98.0	112.1	94.0	93.6	93.6	536.7	1,072.0
Leasing	7.8	29.1	30.6	32.2	33.9	35.8	384.6	554.0
Others	0.4	1.4	1.4	1.4	1.4	1.4	4.0	11.4
Interest and other charges	34.6	32.8	-	-	-	-	-	67.4
Total in local currency	204.7	1,123.2	1,225.3	620.3	401.3	386.5	1,969.3	5,930.6
Foreign currency
IADB	97.6	112.2	112.2	112.2	112.2	112.2	1,104.8	1,763.4
IBRD	-	-	9.0	17.9	18.0	18.0	206.6	269.5
Deutsche Bank 350	-	248.1	240.8	-	-	-	-	488.9
Eurobond	-	-	-	1,155.0	-	-	-	1,155.0
JICA	33.5	67.0	113.7	113.7	113.7	113.6	1,158.0	1,713.2
IDB 1983AB	-	78.8	58.5	57.0	25.4	25.4	23.4	268.5
Interest and other charges	35.7	-	-	-	-	-	-	35.7
Total in foreign currency	166.8	506.1	534.2	1,455.8	269.3	269.2	2,492.8	5,694.2
Total	371.5	1,629.3	1,759.5	2,076.1	670.6	655.7	4,462.1	11,624.8

10. Conference calls

In English

August 15, 2017 - Tuesday

01:00 pm (US EST) / 02:00 pm (Brasília)

Dial in: 1 (412) 317-5486

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10108124

Click here for the webcast

In Portuguese

August 15, 2017 - Tuesday

9:30 am (US EST) / 10:30 am (Brasília)

Dial in: 55 (11) 3127-4971 or

55 (11) 3728-5971

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3127-4999

Replay ID: 63650522

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	2Q17	2Q16
Net Operating Income	3,494,635	3,438,589
Operating Costs	(2,241,443)	(2,267,151)
Gross Profit	1,253,192	1,171,438
Operating Expenses
Selling	(213,438)	(134,942)
Administrative revenue (expenses)a	(293,914)	(213,278)
Other operating revenue (expenses), net	12,509	16,183
Operating Income Before Shareholdings	758,349	839,401
Equity Result	1,597	(334)
Earnings Before Financial Results, net	759,946	839,067
Financial, net	(69,207)	(88,153)
Exchange gain (loss), net	(212,009)	460,873
Earnings before Income Tax and Social Contribution	478,730	1,211,787
Income Tax and Social Contribution
Current	(142,403)	(412,214)
Deferred	(4,519)	(2,042)
Net Income for the period	331,808	797,531
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.49	1.17
Depreciation and Amortization	(318,023)	(294,182)
Adjusted EBITDA	1,065,460	1,117,066
% over net revenue	30.5%	32.5%

Net Operating Income Breakdown		R$ '000
	2Q17	2Q16
Gross operating income	3,681,012	3,620,621
Water suply - retail	1,483,053	1,435,720
Water suply - wholesale	56,043	22,082
Sewage collection and treatment	1,306,794	1,215,626
Sewage collection and treatment - wholesale	10,616	9,875
Construction revenue - water	456,280	632,749
Construction revenue - sewage	323,141	264,410
Other services	45,085	40,159
Gross sales deductions (Cofins/Pasep)	(186,377)	(182,032)
Net operating income	3,494,635	3,438,589

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	06/30/17	12/31/2016
Current assets
Cash and cash equivalents	1,367,605	1,886,221
Trade receivables	1,481,552	1,557,472
Related parties and transactions	204,558	202,553
Inventories	66,677	58,002
Restricted cash	30,597	24,078
Currrent recoverable taxes	82,139	42,633
Other receivables	95,902	52,676
Total current assets	3,329,030	3,823,635

Noncurrent assets
Trade receivables	186,176	153,834
Related parties and transactions	638,951	669,156
Escrow deposits	56,611	77,915
Deferred income tax and social contribution	170,801	186,345
Water National Agency – ANA	82,926	81,221
Other receivables	125,060	114,693

Equity investments	34,563	31,096
Investment properties	57,913	57,968
Intangible assets	32,180,958	31,246,788
Property, plant and equipment	273,352	302,383
Total noncurrent assets	33,807,311	32,921,399

Total assets	37,136,341	36,745,034

LIABILITIES AND EQUITY	06/30/17	12/31/2016
Current liabilities
Trade payables	384,174	311,960
Borrowings and financing	1,342,046	1,246,567
Accrued payroll and related charges	511,541	458,299
Taxes and contributions	112,525	168,757
Dividends and interest on capital payable	276	700,034
Provisions	726,971	730,334
Services payable	480,873	460,054
Public-Private Partnership – PPP	33,193	31,898
Program Contract Commitments	103,841	109,042
Other liabilities	118,734	85,563
Total current liabilities	3,814,174	4,302,508

Noncurrent liabilities
Borrowings and financing	10,282,765	10,717,576
Deferred Cofins and Pasep	134,624	138,071
Provisions	463,671	442,741
Pension obligations	3,310,339	3,265,250
Public-Private Partnership – PPP	2,526,187	2,217,520
Program Contract Commitments	47,723	69,051
Other liabilities	194,196	173,106
Total noncurrent liabilities	16,959,505	17,023,315

Total liabilities	20,773,679	21,325,823

Equity
Paid-up capital	10,000,000	10,000,000
Profit reserve	6,182,140	6,244,859
Other comprehensive income	(825,648)	(825,648)
Retained earnings	1,006,170	-
Total equity	16,362,662	15,419,211

Total equity and liabilities	37,136,341	36,745,034

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Jun 2017	Jan-Jun 2016
Cash flow from operating activities
Profit before income tax and social contribution	1,514,557	2,180,610
Adjustment for:
Depreciation and amortization	649,971	578,838
Residual value of property, plant and equipment and intangible assets written-off	11,408	4,106
Allowance for doubtful accounts	121,860	20,473
Provision and inflation adjustment	127,706	147,862
Interest calculated on loans and financing payable	191,428	239,883
Inflation adjustment and foreign exchange gains (losses) on loans and financing	163,480	(858,439)
Interest and inflation adjustment losses	5,347	17,224
Interest and inflation adjustment gains	(24,965)	(55,343)
Financial charges from customers	(89,398)	(112,094)
Margin on intangible assets arising from concession	(30,893)	(32,667)
Provision for Consent Decree (TAC)	82,754	6,423
Equity result	(3,467)	(1,753)
Provision from São Paulo agreement	214,959	12,962
Provision for defined contribution plan	-	4,585
Pension obligations	152,279	206,620
Other adjustments	(14,205)	(6,559)
	3,072,821	2,352,731
Changes in assets
Trade accounts receivable	32,730	(31,286)
Accounts receivable from related parties	28,330	(8,364)
Inventories	(8,639)	15,626
Recoverable taxes	(39,506)	66,159
Escrow deposits	24,525	21,172
Other accounts receivable	(55,298)	99,990
Changes in liabilities
Trade payables and contractors	(89,887)	(15,166)
Services payable	(194,140)	3,305
Accrued payroll and related charges	(29,512)	19,755
Taxes and contributions payable	(46,352)	(101,364)
Deferred Cofins/Pasep	(3,447)	570
Provisions	(110,139)	(79,632)
Pension obligations	(107,190)	(90,135)
Other liabilities	57,510	(35,223)

Cash generated from operations	2,531,806	2,218,138

Interest paid	(382,910)	(415,747)
Income tax and contribution paid	(499,267)	(427,345)

Net cash generated from operating activities	1,649,629	1,375,046

Cash flows from investing activities
Acquisition of intangibles	(832,919)	(854,534)
Restricted cash	(6,519)	2,477
Purchases of tangible assets	(10,859)	(18,949)
Net cash used in investing activities	(850,297)	(871,006)

Cash flow from financing activities
Loans and financing
Proceeds from loans	302,803	370,426
Repayments of loans	(802,548)	(854,994)
Payment of interest on shareholders'equity	(765,933)	(139,395)
Public-Private Partnership – PPP	(15,556)	(15,888)
Program Contract Commitments	(36,714)	(129,003)
Net cash generated by (used in) financing activities	(1,317,948)	(768,854)

Cash reduce and cash equivalents	(518,616)	(264,814)

Represented by:
Cash and cash equivalents at beginning of the period	1,886,221	1,639,214
Cash and cash equivalents at end of the period	1,367,605	1,374,400
Cash reduce and cash equivalents	(518,616)	(264,814)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 15, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.